1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                              No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC April 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — May 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for April 2007: on an unconsolidated basis, sales were NT$22,513 million, an increase of 2.7 percent over March 2007 and a decrease of 17.1 percent from April 2006. Revenues for January through April 2007 totaled NT$85,859 million, a decrease of 17.8 percent compared to the same period in 2006.
On a consolidated basis, net sales for April 2007 were NT$ 23,094 million, an increase of 2.4 percent over March 2007 and a decrease of 15.7 percent from April 2006.; revenues for January through April 2007 totaled NT$87,991 million, a decrease of 16.4 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
April	22,513	27,162	(17.1)
January through April	85,859	104,456	(17.8)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
April	23,094	27,388	(15.7)
January through April	87,991	105,238	(16.4)

*	Year 2007 figures have not been audited.
TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:

Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
May 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Apr	Net sales	22,512,708	27,162,375
Jan — Apr	Net sales	85,859,297	104,455,720
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Apr	Bal. as of period end
TSMC	105,725,124	—	—
TSMC’s subsidiaries	32,875,623	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Apr	Bal. as of period end
TSMC	132,156,405	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand) TSMC Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	1,138,525	24,788,015	—	—
Contracts	Mark to Market
	Profit/Loss	1,889	(228,926)	—	—
Expired	Notional Amount	8,240,634	69,097,900	1,310,840	1,310,840
Contracts	Realized Profit/Loss	(61,990)	(618,743)	—	—
TSMC’s subsidiaries Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding	Notional Amount	6,225	—	—	—
Contracts	Mark to Market
	Profit/Loss	(126)	—	—	—
Expired	Notional Amount	64,696	—	—	—
Contracts	Realized Profit/Loss	(198)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 10, 2007	By	/s/	Lora Ho
Lora Ho
Vice President & Chief Financial Officer